Exhibit 99.1

Silicon Motion Announces Results for the Period Ended March 31, 2022

NEWS RELEASE

Business Highlights

•	Sales exceeded the high end of guidance

•	SSD controller sales declined 15% to 20% Q/Q and increased 25% to 30% Y/Y

•	eMMC+UFS controller sales declined 0% to 5% Q/Q and increased 60% to 65% Y/Y

•	SSD solutions sales decreased 5% to 10% Q/Q and increased 40% to 45% Y/Y

•	Gross margin exceeded the high end of guidance due to a stronger sales mix

•	Repurchased $100 million of ADSs at an average price of $80.19, returning $150 million to shareholders since the program was announced last December

Financial Highlights

	1Q 2022 GAAP	1Q 2022 Non-GAAP
• Net sales	$242.0 million (-8% Q/Q, +33% Y/Y)	$242.0 million (-8% Q/Q, +33% Y/Y)
• Gross margin	52.1%	52.2%
• Operating margin	27.4%	29.8%
• Earnings per diluted ADS	$1.60	$1.72

TAIPEI, Taiwan and MILPITAS, Calif., May 5, 2022 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended March 31, 2022. For the first quarter of 2022, net sales (GAAP) declined sequentially to $242.0 million from $264.4 million in the fourth quarter of 2021. Net income (GAAP) declined to $54.5 million or $1.60 per diluted ADS (GAAP) from net income (GAAP) of $60.6 million or $1.73 per diluted ADS (GAAP) in the fourth quarter of 2021.

For the first quarter of 2022, net income (non-GAAP) declined to $58.9 million or $1.72 per diluted ADS (non-GAAP) from net income (non-GAAP) of $67.6 million or $1.91 per diluted ADS (non-GAAP) in the fourth quarter of 2021.

First Quarter 2022 Review

“Due to strong shipments of SSD controllers for OEMs, we delivered results that were ahead of expectations” said Wallace Kou, President and CEO of Silicon Motion. “Our overall PCIe SSD controller sales were up over 50% year-over-year, and our new OEM-focused PCIe Gen4 controller sales, which we started shipping in Q3 2021, scaled 4x sequentially.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	1Q 2022	4Q 2021	1Q 2021	1Q 2022	4Q 2021	1Q 2021
Revenue	$242.0	$264.4	$182.4	$242.0	$264.4	$182.4
Gross profit	$126.1	$131.2	$91.3	$126.3	$131.9	$92.4
Percent of revenue	52.1%	49.6%	50.0%	52.2%	49.9%	50.7%
Operating expenses	$59.7	$59.1	$46.9	$54.3	$50.3	$43.9
Operating income	$66.4	$72.1	$44.4	$72.0	$81.6	$48.5
Percent of revenue	27.4%	27.3%	24.3%	29.8%	30.9%	26.6%
Earnings per diluted ADS	$1.60	$1.73	$0.98	$1.72	$1.91	$1.11

Other Financial Information

(in millions)	1Q 2022	4Q 2021	1Q 2021
Cash, cash equivalents, restricted cash and short-term investments—end of period	$281.7	$415.5	$371.0
Routine capital expenditures	$5.7	$8.3	$3.3
Dividend payments	$17.0	$17.4	$12.2
Share repurchases	103.0	$45.7	—

During the first quarter of 2022, we had $11.7 million of capital expenditures, including $5.7 million for the routine purchase of testing equipment, software, design tools and other items, and $6.0 million for building construction in Hsinchu.

Returning Value to Shareholders

On October 25, 2021, our Board of Directors declared a $2.00 per ADS annual dividend to be paid in quarterly installments of $0.50 per ADS. On February 25, 2022, we paid $17.0 million to shareholders as the second installment of the annual dividend.

On December 7, 2021, we announced that our Board of Directors had authorized a new program for the Company to repurchase up to $200 million of our ADSs over a 6-month period. During the first quarter of 2022, through our Rule 10b5-1 repurchase plan, $100.0 million of our ADSs were repurchased at an average price of $80.19. Since the program’s announcement, $150.0 million of our ADSs were repurchased at an average price of $83.18.

Business Outlook

“We are increasingly confident and optimistic about our growth prospects as our pipeline of OEM projects, customers, end-markets and sales commitments continued to expand,” said Wallace Kou, President and CEO of Silicon Motion. “We expect that our PCIe Gen4 SSD controller ramp this year will be very robust, in parallel with our rapid UFS+eMMC controller market share gains—as our share-of-wallet at customers increases and our customers broaden their market presence. Additionally, we believe that we are paving a solid foundation into the automotive market and are on-track to launch our PCIe Gen 5 enterprise-grade SSD controllers later this year.”

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

SSD solutions restructuring are charges relate to the restructuring of our underperforming Shannon product lines, the write-down of NAND flash and SSD inventory valuation attributable to these product lines.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended
	Mar. 31, 2021 ($)	Dec. 31, 2021 ($)	Mar. 31, 2022 ($)
Net Sales	182,399	264,357	241,978
Cost of sales	91,140	133,126	115,871

Gross profit	91,259	131,231	126,107
Operating expenses
Research & development	35,982	44,747	45,623
Sales & marketing	6,446	7,534	7,602
General & administrative	4,439	6,802	6,520

Operating income	44,392	72,148	66,362
Non-operating income (expense)
Interest income, net	361	270	260
Foreign exchange gain (loss), net	(808)	598	165
Others, net	3	(80)	1

Subtotal	(444)	788	426

Income before income tax	43,948	72,936	66,788
Income tax expense	9,548	12,301	12,286

Net income	34,400	60,635	54,502

Earnings per basic ADS	0.99	1.74	1.61
Earnings per diluted ADS	0.98	1.73	1.60
Margin Analysis:
Gross margin	50.0%	49.6%	52.1%
Operating margin	24.3%	27.3%	27.4%
Net margin	18.9%	22.9%	22.5%
Additional Data:
Weighted avg. ADS equivalents	34,674	34,872	33,807
Diluted ADS equivalents	34,924	35,068	34,010

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended
	Mar. 31, 2021 ($)	Dec. 31, 2021 ($)	Mar. 31, 2022 ($)
Gross profit (GAAP)	91,259	131,231	126,107
Gross margin (GAAP)	50.0%	49.6%	52.1%
Stock-based compensation (A)	54	172	138
SSD solutions restructuring	1,131	478	102
Gross profit (non-GAAP)	92,444	131,881	126,347
Gross margin (non-GAAP)	50.7%	49.9%	52.2%
Operating expenses (GAAP)	46,867	59,083	59,745
Stock-based compensation (A)	(2,961)	(8,822)	(5,430)
Operating expenses (non-GAAP)	43,906	50,261	54,315
Operating profit (GAAP)	44,392	72,148	66,362
Operating margin (GAAP)	24.3%	27.3%	27.4%
Total adjustments to operating profit	4,146	9,472	5,670
Operating profit (non-GAAP)	48,538	81,620	72,032
Operating margin (non-GAAP)	26.6%	30.9%	29.8%
Non-operating income (expense) (GAAP)	(444)	788	426
Foreign exchange loss (gain), net	808	(598)	(165)
Non-operating income (expense) (non-GAAP)	364	190	261
Net income (GAAP)	34,400	60,635	54,502
Total pre-tax impact of non-GAAP adjustments	4,954	8,874	5,505
Income tax impact of non-GAAP adjustments	(695)	(1,917)	(1,062)
Net income (non-GAAP)	38,659	67,592	58,945
Earnings per diluted ADS (GAAP)	$0.98	$1.73	$1.60
Earnings per diluted ADS (non-GAAP)	$1.11	$1.91	$1.72

Shares used in computing earnings per diluted ADS (GAAP)	34,924	35,068	34,010
Non-GAAP adjustments	45	387	273
Shares used in computing earnings per diluted ADS (non-GAAP)	34,969	35,455	34,283
(A) Excludes stock-based compensation as follows:
Cost of sales	54	172	138
Research & development	2,056	6,355	3,707
Sales & marketing	406	863	630
General & administrative	499	1,604	1,093

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Mar. 31, 2021 ($)	Dec. 31, 2021 ($)	Mar. 31, 2022 ($)
Cash and cash equivalents	350,125	360,082	226,396
Accounts receivable (net)	136,244	208,574	208,413
Inventories	113,432	163,104	218,763
Refundable deposits – current	18,693	48,500	48,500
Prepaid expenses and other current assets	25,140	37,852	37,847

Total current assets	643,634	818,112	739,919
Long-term investments	5,000	8,541	8,550
Property and equipment (net)	103,948	124,478	131,317
Other assets	10,832	20,197	17,696

Total assets	763,414	971,328	897,482

Accounts payable	44,112	80,768	81,028
Income tax payable	12,817	44,201	55,557
Accrued expenses and other current liabilities	85,533	156,550	110,961

Total current liabilities	142,462	281,519	247,546
Other liabilities	26,193	32,177	31,210

Total liabilities	168,655	313,696	278,756
Shareholders’ equity	594,759	657,632	618,726

Total liabilities & shareholders’ equity	763,414	971,328	897,482

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended
	Mar. 31, 2021 ($)	Dec. 31, 2021 ($)	Mar. 31, 2022 ($)
Net income	34,400	60,635	54,502
Depreciation & amortization	3,886	5,036	4,454
Stock-based compensation	3,015	8,994	5,568
Investment impairment, losses & disposals	203	3	1
Changes in operating assets and liabilities	(24,132)	(6,018)	(66,652)

Net cash provided by (used in) operating activities	17,372	68,650	(2,127)

Purchase of property & equipment	(3,330)	(9,073)	(11,662)

Net cash provided by (used in) investing activities	(3,330)	(9,073)	(11,662)

Dividend payments	(12,199)	(17,436)	(16,953)
Share repurchases	—	(45,696)	(103,045)

Net cash used in financing activities	(12,199)	(63,132)	(119,998)

Net increase (decrease) in cash, cash equivalents & restricted cash	1,843	(3,555)	(133,787)
Effect of foreign exchange changes	(86)	(367)	(84)
Cash, cash equivalents & restricted cash—beginning of period	369,211	419,445	415,523

Cash, cash equivalents & restricted cash—end of period	370,968	415,523	281,652

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected second quarter of 2022 and full year 2022 expectations of revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at the time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the second quarter of 2022 and full year 2022. Forward-looking statements also include, without limitation, statements regarding trends in the semiconductor or consumer electronics markets and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes together with the uncertainties associated with the ongoing global outbreak of COVID-19, including, but not limited to, the emergence of variants to the original COVID-19 strain such as the Delta, Omicron and BA.2 variants; the ongoing tensions between Taiwan and China including enhanced military activities; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; supply chain disruptions that have affected us and our industry as well as other industries on a global basis; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 25, 2022. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Christopher Chaney	Selina Hsieh
Director, Investor Relations & Strategy	Investor Relations
E-mail: cchaney@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

E-mail: sara.hsu@siliconmotion.com